COLE CREDIT PROPERTY TRUST III, INC.

SUPPLEMENT NO. 12 DATED DECEMBER 18, 2009

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2009, Supplement No. 10 dated November 2, 2009, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 11 dated November 17, 2009. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property investments;
(3)	the placement of debt on certain real property investments; and
(4)	potential real property investments.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008. Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan. As of December 18, 2009, we had accepted investors’ subscriptions for, and issued, 93,906,221 shares of our common stock in the offering, resulting in gross proceeds of approximately $938.4 million. As of December 18, 2009, we had approximately 156,093,779 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

As of December 18, 2009, we owned 120 properties, comprising approximately 3.2 million gross rentable square feet of commercial space and approximately 6.3 million square feet of land subject to ground leases, located in 32 states. Properties acquired between November 18, 2009 and December 18, 2009 are listed below.

Property Description	Type	Tenant	Rentable Square Feet		Purchase Price (1)
Walgreens — South Bend, IN	Drugstore	Walgreen Co.	14,550		$4,937,500
LA Fitness — Spring, TX	Fitness	L.A. Fitness International Texas, LP	45,000		7,362,500
Lowe’s — Kansas City, MO	Home Improvement	Lowe’s Home Centers, Inc.	—	(2)	7,937,500
Publix — Birmingham, AL	Grocery	Publix Alabama, LLC	44,271		6,100,000
Kohl’s — Columbia, SC	Department Store	Kohl's Department Stores, Inc.	89,706		11,900,000
Advance Auto — Lubbock, TX(3)	Automotive Parts	Advance Stores Company, Inc.	6,000		1,219,899
Advance Auto — Huntsville, TX(3)	Automotive Parts	Advance Stores Company, Inc.	6,000		1,305,101
Advance Auto — Houston (Aldine), TX(4)	Automotive Parts	Advance Stores Company, Inc.	7,000		1,371,429
Advance Auto — Humble, TX(4)	Automotive Parts	Advance Stores Company, Inc.	7,000		1,495,909
Advance Auto — Webster, TX(4)	Automotive Parts	Advance Stores Company, Inc.	7,000		1,500,629
Advance Auto — Houston (Imperial), TX(5)	Automotive Parts	Advance Stores Company, Inc.	8,000		1,228,994
Advance Auto — Houston (Wallisville), TX(5)	Automotive Parts	Advance Stores Company, Inc.	7,000		1,509,874
Advance Auto — Deer Park, TX(5)	Automotive Parts	Advance Stores Company, Inc.	6,000		1,473,314
Advance Auto — Kingwood, TX(5)	Automotive Parts	Advance Stores Company, Inc.	6,000		1,480,206
Walgreens — Machesney Park, IL (6)	Drugstore	Walgreen Co.	14,490		4,173,000
Tractor Supply — Sicklerville, NJ	Specialty Retail	Tractor Supply Company	22,670		5,350,000
Walgreens — Janesville, WI (6)	Drugstore	Walgreen Co.	14,490		5,897,000
Mueller Regional Retail District — Austin, TX	Shopping Center	Various	341,746	(7)	67,250,000
			646,923		$133,492,855

(1)	Purchase price does not include acquisition costs.
(2)	Subject to a ground lease.
(3)	The property was purchased as part of a two-property portfolio purchased under one purchase agreement.
(4)	The property was purchased as part of a three-property portfolio purchased under one purchase agreement.
(5)	The property was purchased as part of a four-property portfolio purchased under one purchase agreement.
(6)	The property was purchased as part of a three-property portfolio purchased under one purchase agreement of which one property is expected to close subsequent to December 18, 2009.
(7)	Excludes square feet subject to two ground leases.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 94 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in retail and other income-producing commercial properties located throughout the United States.

As of December 18, 2009, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 120 properties, consisting of approximately 3.2 million gross rentable square feet of commercial space and approximately 6.3 million square feet of land subject to ground leases, located in 32 states. The properties generally were acquired through the use of proceeds from our ongoing public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between November 18, 2009 and December 18, 2009 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Physical Occupancy
Walgreens — South Bend, IN	November 18, 2009	2007	$4,937,500	$98,750	8.00%	100%
LA Fitness — Spring, TX	November 20, 2009	2006	7,362,500	147,250	10.08%	100%
Lowe’s — Kansas City, MO	November 20, 2009	N/A(4)	7,937,500	158,750	8.00%	100%
Publix — Birmingham, AL	December 1, 2009	2004	6,100,000	122,000	8.89%	100%
Kohl’s — Columbia, SC	December 7, 2009	2007	11,900,000	238,000	8.22%	100%
Advance Auto — Lubbock, TX(5)	December 16, 2009	2008	1,219,899	24,398	8.78%	100%
Advance Auto — Huntsville, TX(5)	December 16, 2009	2008	1,305,101	26,102	8.78%	100%
Advance Auto — Houston (Aldine), TX(6)	December 16, 2009	2006	1,371,429	27,429	8.75%	100%
Advance Auto — Humble, TX(6)	December 16, 2009	2008	1,495,909	29,918	8.75%	100%
Advance Auto — Webster, TX(6)	December 16, 2009	2008	1,500,629	30,013	8.75%	100%
Advance Auto — Houston (Imperial), TX(7)	December 16, 2009	2008	1,228,994	24,580	8.75%	100%
Advance Auto — Houston (Wallisville), TX(7)	December 16, 2009	2008	1,509,874	30,197	8.75%	100%
Advance Auto — Deer Park, TX(7)	December 16, 2009	2008	1,473,314	29,466	8.75%	100%
Advance Auto — Kingwood, TX(7)	December 16, 2009	2009	1,480,206	29,604	8.75%	100%
Walgreens — Machesney Park, IL (8)	December 16, 2009	2008	4,173,000	83,460	8.05%	100%
Tractor Supply — Sicklerville, NJ	December 17, 2009	2009	5,350,000	107,000	8.36%	100%
Walgreens — Janesville, WI (8)	December 18, 2009	2008	5,897,000	117,940	8.05%	100%
Mueller Regional Retail District — Austin, TX	December 18, 2009	2006-2008	67,250,000	1,345,000	8.37%	98%
			$133,492,855	$2,669,857

(1)	Purchase price does not include acquisition costs.
(2)

Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for finance coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 64 of the prospectus.

(3)

Initial yield is calculated as the current annual rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(4)	Subject to a ground lease and therefore year built is not applicable.
(5)	The property was purchased as part of a two-property portfolio purchased under one purchase agreement.
(6)	The property was purchased as part of a three-property portfolio purchased under one purchase agreement.
(7)	The property was purchased as part of a four-property portfolio purchased under one purchase agreement.
(8)	The property was purchased as part of a three-property portfolio purchased under one purchase agreement of which one property is expected to close subsequent to December 18, 2009.

The following table sets forth the principal provisions of the lease term for the major tenants at the properties listed above:

Property	Number of Tenants	Major Tenants *	Total Square Feet Leased	% of Total Square Feet Leased		Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot	Lease Term***
Walgreens — South Bend, IN	1	Walgreen Co.	14,550		100%	10/5 yr.	$395,000		$27.15	11/18/2009	8/31/2032
LA Fitness — Spring, TX	1	L.A. Fitness International Texas, LP	45,000		100%	3/5 yr.	742,500	(1)	16.50	11/20/2009	12/31/2021
Lowe’s — Kansas City, MO	1	Lowe’s Home Centers, Inc.	—	(2)	100%	6/5 yr.	635,000		1.26	11/20/2009	4/21/2018
							698,500		1.38	4/22/2018	4/21/2028
Publix — Birmingham, AL	1	Publix Alabama, LLC	44,271		100%	6/5 yr.	542,320		12.25	12/1/2009	11/30/2024
Kohl’s — Columbia, SC	1	Kohl's Department Stores, Inc.	89,706		100%	6/5 yr.	978,496		10.91	12/7/2009	1/31/2028
Advance Auto — Lubbock, TX	1	Advance Stores Company, Inc.	6,000		100%	3/5 yr.	107,164		17.86	12/16/2009	3/31/2024
Advance Auto — Huntsville, TX	1	Advance Stores Company, Inc.	6,000		100%	3/5 yr.	114,611		19.10	12/16/2009	3/31/2024
Advance Auto — Houston (Aldine), TX	1	Advance Stores Company, Inc.	7,000		100%	3/5 yr.	120,000		17.14	12/16/2009	2/28/2022
Advance Auto — Humble, TX	1	Advance Stores Company, Inc.	7,000		100%	3/5 yr.	130,892		18.70	12/16/2009	9/30/2022
Advance Auto — Webster, TX	1	Advance Stores Company, Inc.	7,000		100%	3/5 yr.	131,305		18.76	12/16/2009	3/31/2023
Advance Auto — Houston (Imperial), TX	1	Advance Stores Company, Inc.	8,000		100%	3/5 yr.	107,537		13.44	12/16/2009	3/31/2023
Advance Auto — Houston (Wallisville), TX	1	Advance Stores Company, Inc.	7,000		100%	3/5 yr.	132,114		18.87	12/16/2009	7/31/2023
Advance Auto — Deer Park, TX	1	Advance Stores Company, Inc.	6,000		100%	3/5 yr.	128,915		21.49	12/16/2009	12/13/2023
Advance Auto — Kingwood, TX	1	Advance Stores Company, Inc.	6,000		100%	3/5 yr.	129,519		21.59	12/16/2009	7/31/2024
Walgreens — Machesney Park, IL	1	Walgreen Co.	14,490		100%	10/5 yr.	336,000		23.19	12/16/2009	8/31/2033
Tractor Supply — Sicklerville, NJ	1	Tractor Supply Company	22,670		100%	4/5 yr.	446,998	(3)	19.72	12/17/2009	11/21/2024
Walgreens — Janesville, WI	1	Walgreen Co.	14,490		100%	10/5 yr.	474,738		32.76	12/18/2009	7/31/2033
Mueller Regional Retail District — Austin, TX	1	Home Depot USA, Inc.	113,341		32%	6/5 yr.	1,814,046	(4)	16.01	12/18/2009	6/30/2028

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.
**	Represents option renewal period / term of each option.
***	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.
(1)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or $45,000.
(2)	Subject to a ground lease.
(3)	The annual base rent under the lease increases every five years by 8.0% of the then-current annual base rent.
(4)	The annual base rent under the lease increases every five years by 5.0% of the then-current annual base rent.

Tenant Lease Expirations

The following table sets forth, as of December 18, 2009, lease expirations of our properties, including the properties described above, for each of the next ten years assuming no renewal options are exercised. For purposes of the table, the “total annual base rent” column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2009	—	—	$—	—%
2010	1	750	5,563	0.01%
2011	6	16,368	307,028	0.53%
2012	10	52,074	875,076	1.52%
2013	8	64,057	588,750	1.02%
2014	2	4,163	134,546	0.23%
2015	5	34,426	409,093	0.71%
2016	—	—	—	—%
2017	5	63,215	805,971	1.40%
2018	5	96,722	1,354,016	2.35%
2019	6	55,518	1,157,737	2.01%
	48	387,293	$5,637,780	9.78%

For federal income tax purposes, the depreciable basis in the properties noted above is approximately $ 109.3 million in total. When we calculate depreciation expense for federal income tax purposes, we will depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and will depreciate furnishings and equipment over a twelve-year recovery period. The preliminary depreciable basis in the properties noted above is estimated as follows:

Property	Depreciable Tax Basis
Walgreens — South Bend, IN	$4,045,296
LA Fitness — Spring, TX	6,033,227
Lowe’s — Kansas City, MO	6,495,349
Publix — Birmingham, AL	4,991,012
Kohl’s — Columbia, SC	9,722,928
Advance Auto — Lubbock, TX	1,007,097
Advance Auto — Huntsville, TX	1,077,989
Advance Auto — Houston (Aldine), TX	1,126,114
Advance Auto — Humble, TX	1,228,327
Advance Auto — Webster, TX	1,232,203
Advance Auto — Houston (Imperial), TX	1,008,483
Advance Auto — Houston (Wallisville), TX	1,238,966
Advance Auto — Deer Park, TX	1,208,966
Advance Auto — Kingwood, TX	1,214,622
Walgreens — Machesney Park, IL	3,413,312
Tractor Supply — Sicklerville, NJ	4,428,550
Walgreens — Janesville, WI	4,818,615
Mueller Regional Retail District — Austin, TX	55,038,876
$109,329,932

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above. In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2.0% of gross revenues from our single tenant properties and (ii) up to 4.0% of gross revenues from our multi tenant properties. We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Borrowing Policies

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Borrowing Policies” beginning on page 85 of the prospectus:

TCF National Bank Revolving Term Loan

On December 16, 2009, we entered into a secured revolving term loan (the “TCF Loan”) with TCF National Bank providing up to $25.0 million until December 16, 2012. Subsequent to December 16, 2012, the TCF loan converts to an interest-only term loan of $23.0 million, which matures on December 16, 2014. We will be required to repay any borrowings greater than $23.0 million at December 16, 2012. We can elect to pay a variable interest rate equal to one-month LIBO rate plus 350 basis points or the prime rate plus 100 basis points, each with a minimum interest rate of 4.50% per year. The TCF Loan is recourse to us and CCPT III OP, and we fully guaranty the obligations of CCPT III OP. The TCF Loan also includes usual and customary events of default and remedies for facilities of this nature. The TCF Loan is secured by nine single-tenant commercial properties that we own through our subsidiaries with an aggregate purchase price of approximately $54.1 million.

As of December 18, 2009, no finance coordination fees have been paid to our advisor in connection with the TCF Loan. In accordance with the advisory agreement, no finance coordination fees will be paid on loan proceeds from any line of credit until all net offering proceeds received as of the date proceeds from the line of credit are drawn have been invested.

People’s United Bank Loan

On December 18, 2009, we entered into a variable rate mortgage note with People’s United Bank (the “People’s United Loan”) in the principal amount of $17.5 million. The People’s United Loan matures on January 1, 2017. We executed a swap agreement, effective December 18, 2009, which had the effect of fixing the variable interest rate at 5.75% per annum through the maturity date of the loan. The mortgage note is non-recourse to us and CCPT III OP, but both are liable for customary non-recourse carveouts. The mortgage note includes usual and customary events of default and remedies for facilities of this nature. The People’s United Loan is secured by two single-tenant commercial properties that we own through our subsidiaries with an aggregate purchase price of approximately $34.0 million.

In connection with the People’s United Loan , we paid our advisor a finance coordination fee equal to $175,000.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;
•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and
•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below. The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price (1)	Approximate Compensation to Sponsor (2)
Walgreens — Loves Park, IL (3)	December 2009	$3,940,000	$78,800
Walgreens — Brooklyn Park, MD	December 2009	4,829,000	96,580
Walgreens — South Bend (Ironwood), IN	December 2009	5,937,500	118,750
Walgreens — Twin Falls, ID	December 2009	4,830,000	96,600
FedEx — Effingham, IL	December 2009	14,150,000	283,000
CVS — Meridianville, AL	December 2009	3,967,000	79,340
Walgreens — South Elgin, IL (4)	December 2009	4,437,500	88,750
Walgreens — St. Charles, IL (4)	December 2009	4,062,500	81,250

(1)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 2 below.
(2)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.
(3)

The property would be purchased as part of a three-property portfolio purchased under one purchase agreement of which two properties were respectively acquired on December 16, 2009 and December 18, 2009.

(4)	The property would be purchased as part of a two-property portfolio purchased under one purchase agreement.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants*	Total Square Feet Leased**	% of Total Square Feet Leased***
Walgreens — Loves Park, IL (1)	Walgreen Co.	14,490	100%
Walgreens — Brooklyn Park, MD	Walgreen Co.	14,560	100%
Walgreens — South Bend (Ironwood), IN	Walgreen Co.	14,820	100%
Walgreens — Twin Falls, ID	Walgreen Co.	14,820	100%
FedEx — Effingham, IL	Fed Ex Freight East, Inc.	101,240	100%
CVS — Meridianville, AL	Alabama CVS Pharmacy, LLC	13,225	100%
Walgreens — South Elgin, IL (2)	Walgreen Co.	14,490	100%
Walgreens — St. Charles, IL (2)	Walgreen Co.	14,490	100%

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.
**	Represents total square feet leased of the property.
***	Represents percentage of total square feet leased of the property.
(1)

The property would be purchased as part of a three-property portfolio purchased under one purchase agreement of which two properties were respectively acquired on December 16, 2009 and December 18, 2009.

(2)	The property would be purchased as part of a two-property portfolio purchased under one purchase agreement.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants *	Renewal Options**	Current Annual Base Rent	Base Rent per Square Foot	Lease Term ***
Walgreens — Loves Park, IL	1	Walgreen Co.	10/5 yr.	$317,225	$21.89	10/1/2008	10/31/2033
Walgreens — Brooklyn Park, MD	1	Walgreen Co.	10/5 yr.	390,000	26.79	1/12/2009	1/31/2034
Walgreens — South Bend (Ironwood), IN	1	Walgreen Co.	10/5 yr.	475,000	32.05	8/1/2006	7/31/2031
Walgreens — Twin Falls, ID	1	Walgreen Co.	10/5 yr.	386,250	26.06	8/1/2008	7/31/2033
FedEx — Effingham, IL	1	Fed Ex Freight East, Inc.	2/5 yr	1,039,339	10.27	12/3/2008	2/15/2009
				1,179,139	11.65	2/16/2009	11/30/2013
				1,186,887	11.72	12/1/2013	11/30/2018
				1,194,629	11.80	12/1/2018	11/30/2023
CVS — Meridianville, AL	1	Alabama CVS Pharmacy, LLC	6/5 yr.	337,238	25.50	10/9/2008	1/31/2034
Walgreens — South Elgin, IL	1	Walgreen Co.	10/5 yr	355,000	24.50	3/1/2002	2/28/2027
Walgreens — St. Charles, IL	1	Walgreen Co.	10/5 yr	325,000	22.43	2/1/2002	1/31/2027

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.
**	Represents remaining option renewal periods/term of each option.
***	Represents lease term beginning with the lease commencement date through the end of the non-cancellable lease term.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and proceeds from previously issued debt. We may use the properties as collateral in future financings.